(logo) Fidelity Investments®||||||||||||||||||||||||||||||||||||||||||||||||||||||||||	FPCMS 82 Devonshire Street Boston MA 02109-3614 617-563-7000

|||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||	April 28, 2005

Securities and Exchange Commission

Judiciary Plaza

450 Fifth Street, N.W.

Washington, D.C. 20549

Attn: Christian Sandoe

RE: Fidelity Select Portfolios (the trust):

Air Transportation Portfolio, Automotive Portfolio, Banking Portfolio, Biotechnology Portfolio, Brokerage and Investment Management Portfolio, Business Services and Outsourcing Portfolio, Chemicals Portfolio, Computers Portfolio, Construction and Housing Portfolio, Consumer Industries Portfolio, Cyclical Industries Portfolio, Defense and Aerospace Portfolio, Developing Communications Portfolio, Electronics Portfolio, Energy Portfolio, Energy Service Portfolio, Environmental Portfolio, Financial Services Portfolio, Food and Agriculture Portfolio, Gold Portfolio, Health Care Portfolio, Home Finance Portfolio, Industrial Equipment Portfolio, Industrial Materials Portfolio, Insurance Portfolio, Leisure Portfolio, Medical Delivery Portfolio, Medical Equipment and Systems Portfolio, Money Market Portfolio, Multimedia Portfolio, Natural Gas Portfolio, Natural Resources Portfolio, Networking and Infrastructure Portfolio, Paper and Forest Products Portfolio, Pharmaceuticals Portfolio, Retailing Portfolio, Software and Computer Services Portfolio, Technology Portfolio, Telecommunications Portfolio, Transportation Portfolio, Utilities Growth Portfolio, Wireless Portfolio (the funds)

File Nos. (002-69972) and (811-03114)
Post-Effective Amendment No. 81

Ladies and Gentlemen:

Pursuant to Rule 8b-16 under the Investment Company Act of 1940, as amended, Regulation S-T and Rule 485(b) under the Securities Act of 1933, as amended, transmitted herewith on behalf of the trust is Post-Effective Amendment No. 81 to the trust's current effective Registration Statement on Form N-1A. This transmission contains a conformed signature page, the manually signed original of which, executed pursuant to Powers of Attorney dated June 14, 2001 and January 1, 2005, is maintained at the offices of the trust. This filing also includes a conformed copy of the manually signed consent of the trust's independent registered public accounting firm, the original of which is maintained at the offices of the trust.

This filing includes the Prospectus and Statement of Additional Information for the above referenced funds. Each fund's Prospectus and SAI, as filed herein, has been tagged to indicate modifications and editorial changes made since the filing of Post-Effective Amendment No. 81. The funds may be marketed through banks, savings and loan associations, or credit unions.

The principal purpose of this filing is to update each fund's financial information for the fiscal year ended February 28, 2005.

This filing also serves to reflect Staff comments on Post-Effective Amendment No. 80, update standard disclosure, and implement editorial changes.

An effective date of April 29, 2005 is elected by the trust pursuant to Rule 485(b).

Please contact Jill Nareau Robert at (617) 563-0824 in connection with any questions or comments regarding this filing.

|||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||	Very truly yours,

/s/ Kelly Smith
Kelly Smith
Legal Product Group